

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Saurabh Saha
Chief Executive Officer
Centessa Pharmaceuticals plc
3rd Floor, 1 Ashley Rd,
Altrincham, Cheshire,
United Kingdom, WA14 2DT

Re: Centessa Pharmaceuticals plc
Form S-1, as amended
Exhibit Nos. 10.8-10.11; 10.13-10.22; and 10.24-32
Filed April 21, 2021
File No. 333-255393

Dear Dr. Saha:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance